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                   Filed by Etablissements Delhaize Freres et Cie "Le Lion" S.A.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject company: Delhaize America, Inc.
                                                    Commission File No.: 1-15275


                         PRESS RELEASE - 15 MARCH - 2001

DELHAIZE GROUP CREATES NEW MANAGEMENT STRUCTURE


BRUSSELS, BELGIUM, MARCH 15, 2001 - DELHAIZE GROUP (EURONEXT BRUSSELS: DELB) CREATES A NEW MANAGEMENT STRUCTURE TO STRENGTHEN ITS OPERATIONS. AT THE SAME TIME, TO IMPROVE ITS CORPORATE GOVERNANCE, THE BOARD OF DIRECTORS PROPOSES THE ELECTION OF FIVE NEW DIRECTORS, OF WHICH THREE WILL BE INDEPENDENTS. THE NEW GROUP MANAGEMENT STRUCTURE WILL BE ORGANIZED AROUND THREE OPERATIONAL REGIONS AND FOUR GROUP SUPPORT FUNCTIONS. PRESIDENT AND CHIEF EXECUTIVE OFFICER PIERRE-OLIVIER BECKERS CREATES AN OFFICE OF THE CEO AND REINFORCES THE EXECUTIVE COMMITTEE.

At the Shareholders Meeting of May 23, 2001, the Board of Directors of Delhaize Group will propose to elect R. William McCanless, Hugh Farrington and three independent members, for a period of three years, to sit on the board. R. William McCanless is President and Chief Executive Officer of Delhaize America, and Hugh Farrington is Vice Chairman of Delhaize America and Chief Executive Officer of Hannaford.

In addition, the Board of Directors of Delhaize Group voted unanimously the creation of three committees of the Board: an Audit Committee, a Nominating Committee and a Compensation Committee, effective following the General Meeting of Shareholders on May 23, 2001. These committees will increase the Delhaize Group's Board effectiveness and will position Delhaize Group at the forefront of best practices in corporate governance.

NEW MANAGEMENT STRUCTURE

In November 2000, the Board of Directors of Delhaize Group and Delhaize America agreed on a share exchange pursuant to which each outstanding share of Delhaize America not currently held by Delhaize Group would be exchanged for 0.4 shares of Delhaize Group. Immediately after the closing of the share exchange, which is expected in the Spring of 2001, the management structure of Delhaize Group will be organized around three operational regions (United States, Europe and Asia) and four Group support functions (Finance, Human Resources, Information Technology and Legal Affairs).


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"The purpose for this management structure is to optimally set direction and co-ordinate activities and goals at Group level and better align the financial and human resources with the group priorities", says Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. "At the same time, the local banners will remain the driving force of Delhaize Group, with local management having full responsibility for setting their objectives and delivering results within the overall framework and targets of Delhaize Group."

OPERATIONAL REGIONS:

R. William McCanless, President and Chief Executive Officer of Delhaize America, will have responsibility for all U.S. activities of Delhaize Group. All European operations will be grouped under the new Delhaize Europe region. The grouping of the various European companies around one executive will optimize synergies at the European level. Renaud Cogels, currently General Manager of Delhaize Belgium, will be appointed as Chief Executive Officer of Delhaize Europe (Delhaize Belgium, Alfa-Beta - Greece, Delvita - Czech Republic and Slovakia - and Mega-Image - Romania). Denis Knoops is Delhaize Group Vice President in charge of the Asian activities of Delhaize Group.

Arthur Goethals, Chief Operating Officer of Delhaize Belgium, will be appointed to succeed Mr. Cogels as General Manager of Delhaize Belgium.

GROUP SUPPORT FUNCTIONS:

Finance department: Jean-Claude Coppieters 't Wallant is Delhaize Group Senior Vice President and Chief Financial Officer. Mr. Coppieters is also Secretary of the Board of Directors of Delhaize Group. Legal affairs department: Michael Waller will be appointed Delhaize Group Senior Vice President and General Counsel, also having responsibility for government affairs in the Group. Mr. Waller is Executive Vice President, General Counsel and Secretary of Delhaize America. Human resources department: Pierre Dumont is Delhaize Group Senior Vice President Group Human Resources and Secretary of the Executive Committee. IT department: Michel Eeckhout will be appointed Delhaize Group Vice President of Information Technology Processes and Systems. Michel Eeckhout is Executive Director of Information Technology and Synergies Delhaize Belgium.

OFFICE OF THE CEO AND EXECUTIVE COMMITTEE

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group, creates an Office of the CEO and strengthens the Executive Committee. The Office of the CEO will assist Pierre-Olivier Beckers in the management of the Group and will meet weekly. The Executive Committee will prepare the strategy proposals for the Board of Directors, oversee the operational activities and analyze the business performance of the Group. It will meet monthly.

JOINING MR. BECKERS IN THE OFFICE OF THE CEO:

Bill McCanless, Delhaize Group Executive Vice President and Chief Executive Officer Delhaize America, Renaud Cogels, Delhaize Group Executive Vice President and Chief Executive Officer Delhaize Europe, Hugh Farrington, Delhaize Group Executive Vice President and Vice Chairman


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Delhaize America, as well as Chief Executive Officer Hannaford Bros.

THE ENLARGED EXECUTIVE COMMITTEE WILL BE COMPOSED OF:

The members of the Office of the CEO, Jean-Claude Coppieters 't Wallant, Delhaize Group Senior Vice President and Chief Financial Officer, Arthur Goethals, Delhaize Group Senior Vice President and General Manager Delhaize Belgium, Michael Waller, Delhaize Group Senior Vice President and General Counsel, Pierre Dumont, Delhaize Group Senior Vice President Group Human Resources and Secretary of the Executive Committee

This new management structure will be effective at the closing of the share exchange with Delhaize America.

DELHAIZE GROUP

Delhaize Group is an international food retailer headquartered in Belgium and listed on Euronext Brussels. At the end of 2000, Delhaize Group's sales network consisted of 2,310 stores in 10 countries on 3 continents. In 2000, Delhaize Group achieved sales of EUR 18.2 billion and a net profit of EUR 161 million. Delhaize Group employs 153,000 persons. For more information, visit www.delhaizegroup.com.

INVESTORS AND PRESS CONTACT

Guy Elewaut                          Tel.: + 32 (0) 2 412 29 48
Geoffroy d'Oultremont                Tel.: + 32 (0) 2 412 83 21
Fax: + 32 (0) 2 412 29 76
e-mail:
investor@delhaizegroup.com

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com.

CURRICULUM VITAE

PIERRE-OLIVIER BECKERS (40) was appointed President and Chief Executive Officer of Delhaize Group on January 1, 1999, and has been Chairman of the Board of Directors of Delhaize America, Inc. since April 1999. Mr. Beckers joined Delhaize Group in 1983 and gained a broad experience as a buyer, director of purchasing, member of the Executive Committee and since 1996 as Executive Vice President in charge of international activities. In 1992, Mr. Beckers became member of the Board of Directors of Delhaize America. Mr. Beckers holds a Bachelor's degree in applied economics from I.A.G., Louvain-la-Neuve and a Master's degree in business administration from Harvard Business School. In 2000, Mr. Beckers was named Manager of the Year, a distinction awarded by the Belgian business magazine Trends/Tendances.

RENAUD COGELS (51) has been General Manager of Delhaize Belgium since 1988. After starting his career in the banking industry, Mr. Cogels joined Delhaize Group in 1977. Mr. Cogels became successively buyer and buying director of perishable products. He became successively


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also responsible for marketing, non-food buying, logistics and IT. From 1987,
Mr. Cogels worked on the founding of the European buying group SED. In 1988, Mr. Cogels was appointed member of the Executive Committee of Delhaize Group. Mr. Cogels received a Master's degree in economics at the University of Louvain. Since 1998, Mr. Cogels is member of the Board of Directors of Fedis, the Belgian retail federation, and since 2000 of Eurocommerce, the European retail federation.

JEAN-CLAUDE COPPIETERS 'T WALLANT (55) has been Chief Financial Officer of Delhaize Group since 1998 and is since 1990 Secretary of the Board of Directors of Delhaize Group. Since 1996, Mr. Coppieters is member of the Board of Directors of Delhaize America. Mr. Coppieters joined Delhaize Group in 1971 as a member of the financial department. Mr. Coppieters became in 1974 Director of Finance. In 1980, Mr. Coppieters became also responsible for store expansion, real estate and insurance, and in 1990 for accounting. From 1984 to 1987, Mr. Coppieters was Secretary of the Executive Committee and he became in 1987 member of the Executive Committee. Mr. Coppieters received a Bachelor's degree in commercial and financial sciences at I.C.H.E.C., Brussels. Since 1994 Mr. Coppieters is member of the Board of Directors of Assubel "Accidents de Travail".

PIERRE DUMONT (62) is since 1998 Director Development Group Human Resources Delhaize Group and since 1995 Secretary of the Executive Committee Delhaize Group. Since 1999, Mr. Dumont is member of the Board of Directors of Delhaize America. Mr. Dumont earned a Juris Doctorate degree at the Vrije Universiteit Brussel, Brussels. After practicing law at the bar in Antwerp, Mr. Dumont joined Delhaize Group in 1964. Mr. Dumont was from 1971 to 1997 Vice President Human Resources. He became in 1984 advisor to the Executive Committee of Delhaize Group. Mr. Dumont is since 1995 Chairman of the social committee of Fedis, the Belgian retail organization. Since 1970, Mr. Dumont is a Judge at the Brussels Social Court of Appeal. In 1994, Mr. Dumont was awarded the distinction Belgian Human Resources Manager of the Year.

MICHEL EECKHOUT (51) is since 1995 member of the Executive Committee Delhaize Belgium as the Executive Director Technology and Synergies. Before joining the Delhaize Group in 1978, Mr. Eeckhout was assistant at the Vrije Universiteit Brussel, Brussels, and consultant to the aerospace industry. Over the next several years, Mr. Eeckhout served in Delhaize Group as IT project leader and IT manager. In addition, Mr. Eeckhout is since 1992 Group coordinator for the IT-activities in Europe and Asia, and since 2000 responsible for the Group contacts with the WorldWide Retail Exchange. Mr. Eeckhout earned a Bachelor's degree in economics at UFSIA, Antwerp, in European economics and a Master's degree in business administration, at Universite Libre de Bruxelles, Brussels.

HUGH G. FARRINGTON (56) is since 1992 Chief Executive Officer of Hannaford Bros., Co. and since 2000 Vice Chairman of Delhaize America, Inc. Mr. Farrington joined Hannaford Bros. in 1968. Over the next several years, he served as assistant store manager, store manager, regional supervisor and general manager and vice president. Mr. Farrington was promoted in 1980 to Executive Vice President of Retail Operations. In 1984, Mr. Farrington became President and Chief Operating Officer of Hannaford Bros. In 1992, Mr. Farrington assumed the role of President and Chief Executive Officer of Hannaford Bros. Mr. Farrington received a Bachelor's


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degree from Dartmouth College, Hanover, New Hampshire and a Master of Education
from the University of New Hampshire. Mr. Farrington serves on the Board of Trustees of Maine Medical Center and Maine Health, and also serves on the Maine Medical Assessment Foundation Board of Directors.

ARTHUR GOETHALS (55) is since 2000 Chief Operating Officer of Delhaize Belgium and since 1994 member of the Executive Committee of Delhaize Group. Mr. Goethals joined Delhaize Group in 1972 and became successively store manager, district manager and assistant to the sales department. In 1983, Mr. Goethals became department manager with the responsibility to start the wholesale activity AD Delhaize. Afterwards, Mr. Goethals became respectively Zone Director, Director Supermarkets Division and since 1994 Executive Director of Sales & Marketing. Mr. Goethals received a commercial degree in Ghent, a degree in commerce and marketing at the Instituut voor Postuniversitair Onderwijs, Antwerp, and a degree in advanced management at the Vlerick Leuven Gent Management School.

DENIS KNOOPS (35) is since 1997 Vice President of the Asian activities of Delhaize Group. In 1991, Mr. Knoops joined Delhaize Group as a trainee in store operations and became store manager. In 1993, Mr. Knoops became grocery buyer. Mr. Knoops was promoted in 1994 to General Manager of the pet food chain Tom & Co. In 1997, Mr. Knoops became the leader of the first expatriate team in South-East Asia of Delhaize Group to launch joint ventures in Thailand, Indonesia and Singapore. Mr. Knoops has a Bachelor's degree in commercial engineering from I.A.G., Louvain-la-Neuve.

R. WILLIAM MCCANLESS (43) is President, Chief Executive Officer and member of the Board of Directors of Delhaize America since August 1999 and Chief Executive Officer and member of the Board of Directors of Food Lion since April 1999. From 1995 to 1999, Mr. McCanless was Senior Vice President of Administration and Chief Administrative Officer of Food Lion. Mr. McCanless received a Juris Doctorate degree from Wake Forest University School of Law and a Bachelor's degree in accounting from the University of North Carolina at Charlotte. Mr. McCanless is a member of the North Carolina State Bar and serves on the Board of Trustees of the University of North Carolina, Charlotte.

MICHAEL REX WALLER (47) has been Executive Vice President, General Counsel and Secretary of Delhaize America, Inc. since July 2000. Previously, Mr. Waller was a partner in the international law firm Akin, Gump, Strauss, Hauer & Feld, L.L.P. In the years prior to joining Delhaize America, Mr. Waller served as Managing Partner of Akin Gump's Moscow and London offices, and maintained an international corporate practice. Mr. Waller earned a Bachelor's degree in arts from Auburn University and a Juris Doctorate degree from the University of Houston, where he served as Editor-in-Chief of the Houston Law Review. Prior to entering private practice, Mr. Waller served in Texas as a law clerk for U.S. District Judge Robert O'Connor, Jr. in the Southern district of Texas.


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SAFE HARBOR

This press release includes forward-looking statements (statements that are not historical facts and relate to future activities and performance) that involve risks and uncertainties. These forward-looking statements include statements about future strategies and the anticipated benefits of these strategies, and they are subject to risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the early stage of Delhaize Group's consideration of these strategies, the possibility that Delhaize Group may decide not to implement these strategies, the ability of Delhaize Group to successfully implement any of these strategies if and when Delhaize Group decides to implement them, and the possibility that the anticipated benefits of these strategies are not achieved. Delhaize Group assumes no obligation to update the information contained in this press release.

This press release is not an offer or the solicitation of an offer to acquire any securities of Delhaize Group and no such offer or solicitation will be made except in compliance with applicable securities laws.

INFORMATION FOR INVESTORS

INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY DELHAIZE GROUP AND DELHAIZE AMERICA IN CONNECTION WITH THE SHARE EXCHANGE. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE IDENTITIES OF THE PARTICIPANTS IN ANY SOLICITATION OF PROXIES OR CONSENTS FROM DELHAIZE AMERICA SHAREHOLDERS AND A DESCRIPTION OF SUCH PARTICIPANTS' INTERESTS IN ANY SUCH SOLICITATION. FREE COPIES OF THE DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE AVAILABLE AT EITHER DELHAIZE GROUP HEADQUARTERS IN BRUSSELS, THE DELHAIZE AMERICA HEADQUARTERS IN SALISBURY, NORTH CAROLINA OR ON THE SECURITIES AND EXCHANGE COMMISSION WEB SITE (HTTP://WWW.SEC.GOV).